UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 20)

DONEGAL GROUP INC.

(Name of Issuer)

Class A common stock, par value $.01 per share

Class B common stock, par value $.01 per share

(Title of Classes of Securities)

Class A common stock - 257701 20 1

Class B common stock - 257701 30 0

(CUSIP Numbers)

Jeffrey D. Miller, Executive Vice President and Chief Financial Officer

Donegal Mutual Insurance Company

1195 River Road, Marietta, Pennsylvania 17547

(717) 426-1931

(Name, address and telephone number of person authorized to receive notices and communications)

July 16, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “1934 Act”) or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act.

SCHEDULE 13D/A

CUSIP Nos. 257701 20 1 and 257701 30 0

1	NAME OF REPORTING PERSONS Donegal Mutual Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,755,953 shares of Class A common stock and 4,235,539 shares of Class B common stock
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 7,755,953 shares of Class A common stock and 4,235,539 shares of Class B common stock
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,755,953 shares of Class A common stock and 4,235,539 shares of Class B common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9% of Class A common stock and 75.9% of Class B common stock
14	TYPE OF REPORTING PERSON (See Instructions) IC HC

Item 4.	Purpose of Transaction.

Donegal Mutual Insurance Company (“Donegal Mutual”) hereby supplements and amends Item 4 of its Schedule 13D/A as follows:

Gregory M. Shepard (“Shepard”) delivered a letter dated June 18, 2014 (the “Shepard Letter”) jointly addressed to the Board of Directors of Donegal Group Inc. (“DGI”) and the Board of Directors of Donegal Mutual. Donegal Mutual incorporates by reference the text of the Shepard Letter contained in Shepard’s Amendment No. 25 to Shepard’s Schedule 13D/A that Shepard filed with the Securities and Exchange Commission on June 18, 2014. In that letter, Shepard proposed to (1) purchase approximately 3,971,000 shares of DGI Class A common stock from DGI Class A stockholders through (a) market purchases and/or (b) privately negotiated acquisitions, or alternatively (c) a tender offer, presumably at a premium purchase price; and (2) sell his 397,000 shares of Class B common stock to Donegal Mutual or a third party. Shepard also expressed his desire, if his proposal was accepted, to discuss with the boards of directors of Donegal Mutual and DGI the prospect of Shepard and/or Shepard’s representatives having seats on the boards of directors of both DGI and Donegal Mutual.

On June 26, 2014, the Board of Directors of Donegal Mutual held a special meeting at which the Board of Directors reviewed the proposal outlined in the Shepard Letter. After discussion and due deliberation, the Board of Directors unanimously determined that it does not support Donegal Mutual pursuing or engaging in the transaction described in the Shepard Letter. The Board of Directors further unanimously determined that it is not in the best interests of Donegal Mutual to engage in discussions with Shepard regarding appointments to the boards of directors of Donegal Mutual or DGI.

On July 16, 2014, Donegal Mutual responded to the Shepard Letter by letter from Donegal Mutual’s counsel. Donegal Mutual has attached the text of the July 16, 2014 response to Shepard as Exhibit 1 to this Schedule 13D/A, which Donegal Mutual incorporates by reference to this Schedule 13D/A.

The Board of Directors of Donegal Mutual believes that it is in the best interests of Donegal Mutual and its constituencies to continue to pursue Donegal Mutual’s business strategy as an independent mutual insurance company. Donegal Mutual remains firmly committed to the continued operation of Donegal Mutual as an independent mutual insurance company for the benefit of its policyholders and other constituencies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Executive Vice President
and Chief Financial Officer

Dated: July 18, 2014